Shanghai Yutong Pharma, Inc.

March 11, 2006

Mr. Thomas Flinn
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:  Shanghai Yutong Pharma, Inc.
Withdrawl
File No. 0-51811

Dear Mr. Flinn:

Please withdraw the above registration statement.

The reason for the withdrawal is due to a change in accountants pursuant to issues raised in your comment letter dated March 6, 2006.

Sincerely,

By:	/s/ Li-Shia Lee, Secretary
Li-Shia Lee, Secretary